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                                                                  EXHIBIT (a)(8)


     NetManage, Inc. Announces Agreement to Acquire Simware Inc. Advancing
                  NetManage's Position in the eCommerce Market

CUPERTINO, Calif. and OTTAWA, Sept. 27/PRNewswire/--NetManage, Inc. (Nasdaq:NETM), a leader in complete PC Connectivity solutions, and Simware Inc. (Nasdaq:SIMW), a leader in web-based eCommerce solutions and web integration servers, jointly announced today that they have signed an acquisition agreement whereby NetManage, Inc. intends to acquire all of the outstanding shares of Simware Inc., at US$3.75 per share, or approximately US$28 million. To implement the agreement, NetManage will commence a cash tender offer within five business days. The completion of the offer is subject to a number of customary conditions.

The combined company expects to build on the technology and user base established by Simware for its market leading Salvo Commerce Servers and Salvo application re-engineering and integration servers, and to integrate the technology into NetManage's recently announced eN2000 Connectivity Framework. The combined company also expects to increase its presence in the rapidly growing Web-to-Host market and the Web Integration Server market as a single source supplier of world-class connectivity applications for UNIX, IBM AS/400 Midrange and IBM Mainframe systems. Upon the closing of the acquisition, Zvi Alon will retain the position of president and CEO of NetManage, Inc.

Consummation of the acquisition is conditioned on, among other things, the tender of at least two-thirds of the outstanding stock of Simware Inc. in the tender offer, which will expire on or about October 28, 1999. Documents relating to the tender offer are expected to be sent to stockholders on or before October 1, 1999. Shares not purchased in the tender offer will be acquired in a subsequent transaction at the same price as soon as practicable after completion of the tender. On completion of the acquisition, Simware Inc. will become a wholly-owned subsidiary of NetManage, Inc.

"With the acquisition of Simware," said Zvi Alon, president and CEO of NetManage, "we are continuing our strategy of increasing our penetration into the eCommerce market, while solidifying and building our core business of providing connectivity solutions. Simware's strength in the eCommerce server and integration server markets, as well as their established presence in the application re-engineering segment, will help us achieve our goal of providing a full spectrum of web access solutions to our present and new users."

About Simware

Simware is a leading provider of Internet-based Extranet solutions for the demand chain, helping customers get outstanding ROI from distribution systems, customer self-serve applications and Web-based call center extensions. Simware has earned the trust of its 1,000 customers worldwide over the past 17 years because the company understands how to leverage the demand chain process to increase revenue and decrease costs. Today, Simware customers are implementing Salvo-based Extranet applications to solve business problems. Simware is a publicly traded company headquartered in Ottawa, Canada with offices in the United States, the United Kingdom, and Europe as well as alliances with leading customer solution providers globally. For more information about Simware, please visit www.simware.com.

This press release may contain forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, including statements with respect to the completion of the acquisition by NetManage, Inc. Actual results could differ materially from those projected in the forward-looking statements.

The NetManage logo and the lizard-in-the-box logo are either trademarks or registered trademarks of NetManage, Inc. and/or its subsidiaries in the United States and other countries. All other trademarks are the property of their respective owners.

CONTACT: Anh-Thi Burry of NetManage, Inc., 408-342-7682; or Corien Kershey, media, 613-228-5103, or kershey@simware.com, or Mike Peckham, investors, 613-228-5155, or peckham@simware.com, both of Simware.